Exhibit 99.1

DDR-SAU Retail Fund, L.L.C.

Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016

(Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

DDR-SAU Retail Fund, L.L.C.

Table of Contents

For the Years Ended December 31, 2018 and 2017

Report of Independent Auditors

To the Management of DDR-SAU Retail Fund, L.L.C.

We have audited the accompanying consolidated financial statements of DDR-SAU Retail Fund, L.L.C. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, of members’ capital and of cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DDR-SAU Retail Fund, L.L.C. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated balance sheets of DDR-SAU Retail Fund, L.L.C. and its subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, of members’ capital and of cash flows for the years then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2018 and 2017 financial statements to be audited and they are therefore not covered by this report.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

February 21, 2017

DDR-SAU Retail Fund, L.L.C.

Consolidated Balance Sheets

As of December 31, 2018 and 2017 (December 31, 2018 and 2017 not Covered by Auditor’s Report)

(in thousands)

	December 31,
	2018	2017
Assets
Real estate rental property:
Land	$31,257	$31,257
Building and building improvements	94,232	93,937
Tenant improvements	8,416	8,301
	133,905	133,495
Less: Accumulated depreciation	(46,814)	(42,843)
Real estate, net	87,091	90,652

Cash and cash equivalents	2,494	1,660
Restricted cash	480	—
Accounts receivable, net	1,550	1,759
Deferred lease costs, net of accumulated amortization of $659 as of 2018 and $583 as of 2017	364	440
Intangible assets, net of accumulated amortization of $12,123 as of 2018 and $11,639 as of 2017	1,985	2,491
Prepaid expenses	148	820
Total assets	$94,112	$97,822

Liabilities and Members' Capital
Mortgages payable, net (Note 4)	$61,592	$59,148
Accrued real estate taxes	120	253
Prepaid tenant rents	152	219
Accounts payable and other accrued liabilities, net	558	397
Tenant security deposits	316	338
Total liabilities	62,738	60,355
Commitments and contingencies (Note 6)
Members' capital	31,374	37,467
Total liabilities and member's capital	$94,112	$97,822

The accompanying notes are an integral part of these consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Consolidated Statements of Operations

For the Years Ended December 31, 2018, 2017, and 2016
(Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

(in thousands)

	For the Year Ended December 31,
	2018	2017	2016
Revenues from operations:
Minimum rents	$11,253	$11,073	$11,391
Percentage and overage rents	14	3	3
Recoveries from tenants	3,873	3,729	4,235
Ancillary and other income	294	138	99
Total revenues	15,434	14,943	15,728

Rental operation expenses:
Operating and maintenance	2,429	2,228	2,208
Real estate taxes	2,175	2,250	1,864
Asset management fees (Note 5)	222	222	231
Management fees (Note 5)	686	680	683
General and administrative	358	198	212
Depreciation and amortization	4,803	4,760	4,751
Impairment charge (Note 8)	—	2,160	—
Total expenses	10,673	12,498	9,949

Other income (expense):
Interest expense	(2,769)	(2,808)	(3,037)
Gain on disposition of real estate, net	—	—	53,556
Total other income (expense)	(2,769)	(2,808)	50,519
Income (loss) from continuing operations	1,992	(363)	56,298

Net income (loss)	$1,992	$(363)	$56,298

The accompanying notes are an integral part of these consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Consolidated Statements of Members’ Capital

For the Years Ended December 31, 2018, 2017, and 2016

(Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

(in thousands)

Total
Balance at December 31, 2015	$69,582
Distributions	(83,233)
Net income	56,298
Balance at December 31, 2016	$42,647
Distributions	(4,817)
Net loss	(363)
Balance at December 31, 2017	$37,467
Distributions	(8,085)
Net income	1,992
Balance at December 31, 2018	$31,374

The accompanying notes are an integral part of these consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2018, 2017, and 2016

(Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

(in thousands)

	For the Year Ended December 31,
	2018	2017	2016
Cash flow from operating activities:
Net income (loss)	$1,992	$(363)	$56,298
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities:
Depreciation and amortization	4,803	4,760	4,751
Amortization of deferred financing costs	80	—	1
Amortization of above- and below-market leases	75	75	75
Impairment charge	—	2,160	—
Gain on disposition of real estate, net	—	—	(53,556)
Change in operating assets and liabilities:
Accounts receivable, net	209	162	184
Prepaid expenses	672	(808)	(40)
Accrued real estate taxes	(133)	11	(4)
Prepaid tenant rents	(67)	13	(365)
Accounts payable and other accrued liabilities, net	165	7	(106)
Tenant security deposits	(22)	24	5
Total adjustments	5,782	6,404	(49,055)
Net cash flow provided by operating activities	7,774	6,041	7,243
Cash flow from investing activities:
Construction of and improvements to real estate and related assets	(689)	(521)	(1,321)
Payment of lease procurement costs	(50)	(55)	(129)
Proceeds from disposition of real estate	—	—	167,525
Net cash flow (used in) provided by investing activities	(739)	(576)	166,075
Cash flow from financing activities:
Payments of mortgages payable	(38,179)	(1,219)	(91,018)
Borrowings of mortgages payable	41,595	—	—
Payments of deferred financing costs	(1,052)	(14)	—
Distributions to Members	(8,085)	(4,817)	(83,233)
Net cash flow used in financing activities	(5,721)	(6,050)	(174,251)
Net change in cash, cash equivalents, and restricted cash	1,314	(585)	(933)
Cash, cash equivalents and restricted cash, beginning of year	1,660	2,245	3,178
Cash, cash equivalents and restricted cash, end of year	$2,974	$1,660	$2,245

The accompanying notes are an integral part of these consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2018, 2017, and 2016

(Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

(in thousands)

Supplemental disclosure of non-cash investing and financing activities:

	For the Year Ended December 31
	2018	2017	2016
Write-off of fully amortized tenant improvements	$ 283	$ 117	$ 8
Write-off of fully amortized deferred lease costs	40	18	—
Write-off of fully amortized intangible assets	22	94	14
Improvements to real estate included in accounts payable	8	4	110
Lease procurement costs included in accounts payable	3	13	—

The foregoing transactions did not provide or use cash and, accordingly, they are not reflected in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

1. Organization of Company

Background

DDR-SAU Retail Fund, L.L.C. (the "Company") was formed on May 13, 2005.  The Company is a joint venture between DDR Retail Real Estate L.P. (“DDRRELP”) and Special Account-U, L.P. ("SAU") which is owned by Utah State Retirement Investment Fund ("USRIF"), collectively referred to as the “Members”.  All references within to "the Non-SAU Member" are in reference to DDRRELP, which is a wholly-owned subsidiary of SITE Centers Corp. (formally known as DDR Corp.) (“SITE”).

The Non-SAU Member is responsible for the day-to-day management of the Company as the Managing Member.  The Company has engaged SITE to act as the Property Manager.

Nature of Business

The Company is engaged in the business of owning and operating shopping centers.  The tenant base includes primarily national retail chains and local retailers.  Consequently, the Company’s credit risk is concentrated in the retail industry.  Adverse changes in general or local economic conditions could result in the inability of some existing tenants of the Company to meet their lease obligations and could adversely affect the Company’s ability to attract and retain tenants.

Revenues derived from the Company’s largest tenant aggregated 15.7%, 14.2%, and 19.2% of total revenues, respectively, for the years ended December 31, 2018, 2017 and 2016.

The Properties

The Company owned 12 properties (the “Properties”) in five states at December 31, 2018, 2017 and 2016.  The total gross leasable area of the Properties is 1.0 million square feet (unaudited) as of December 31, 2018, 2017 and 2016.

During the year ended December 31, 2016, the Company sold eleven properties and received net proceeds of $167.5 million.  A portion of the net proceeds was utilized to pay down $89.4 million of mortgages payable.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

Significant Membership Terms

The Company’s profit and loss for each year is to be allocated to SAU and the Non-SAU Member in amounts necessary to cause their respective capital accounts to reflect the distribution of cash flow from a hypothetical liquidation of the Company’s assets and liabilities.  However, in any year the Non-SAU Member is paid an incentive distribution upon reaching certain internal rate of return thresholds, as defined within the operating agreement, the Non-SAU Member will receive a special allocation in an amount equal to such incentive distribution.

Additionally, any special allocations to the Non-SAU Member will reduce profit or increase the loss to be allocated to the SAU and the Non-SAU Member.

Cash flow from the operations of the Properties is to be distributed monthly to SAU and the Non-SAU Member according to their percentage interests, currently 80% and 20%, respectively.  Cash flows from major capital events, as defined, through the year ended December 31, 2018 were distributed in accordance with the members’ percentage interests as the internal rate of return threshold was not met.  The membership agreement permits either Member to offer to acquire for a stated amount, as defined, the other Member’s interest in the Company.

2. Summary of Significant Accounting Principles

Principles of Consolidation

The consolidated financial statements include the accounts of DDR-SAU Retail Fund, L.L.C. and its wholly-owned subsidiaries.  All significant intercompany accounts and transactions have been eliminated.

Real Estate

Real estate assets are stated at cost less accumulated depreciation.  Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the tangible assets as follows:

Building and building improvements	5 to 30 years
Tenant improvements	Useful lives, which approximate lease terms, where applicable

Depreciation expense was $4.3 million, $4.2 million, and $4.2 million, which includes $59,178, $20,278, and none, related to the write-off of unamortized basis of tenant improvements associated with the early termination of tenant leases for the years ended December 31, 2018, 2017 and 2016, respectively.  Expenditures for maintenance and repairs are charged to operations as incurred.  Significant expenditures that improve or extend the life of the asset are capitalized.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

The Company reviews its real estate assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value.  The determination of undiscounted cash flows requires significant estimates made by management and is based on the most likely expected course of action at the balance sheet date based on current plans, intended holding periods and available market information.  The determination of anticipated cash flows is inherently subjective and is based, in part, on assumptions regarding holding periods, future occupancy, rental rates and capital requirements that could differ materially from actual results.  If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value.  See Note 8 for a discussion related to the impairment charge recorded during 2017.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.  The Company maintains cash deposits with a major financial institution from which time to time may exceed federally insured limits.  The Company periodically assesses the financial condition of the institution and believes that risk of loss is minimal.

Restricted Cash

Restricted cash represents amounts on deposit with financial institutions primarily for payment of tenant improvements and real estate taxes as required pursuant to the respective mortgage notes payable (Note 4).  For purposes of the Company’s consolidated statements of cash flows, changes in restricted cash are aggregated with cash and cash equivalents.

Deferred Financing Costs

Costs incurred in obtaining the Company's mortgages payable (Note 4) are included as a direct deduction from the related debt liability, and amortized into interest expense over the term of the mortgage on a straight-line basis, which approximates the effective yield method.  Amortization expense was $79,581, $452, and $679 for the years ended December 31, 2018, 2017 and 2016, respectively.

Deferred Lease Costs

Deferred lease costs represent direct costs paid to enter into tenant leases and are amortized over the related lease term.  Amortization expense was $116,091, $100,005, and $105,966 which include $9,671, none, and none, related to the write-off of unamortized costs associated with the early termination of tenant leases for the years ended December 31, 2018, 2017 and 2016, respectively.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

Intangible Assets and Liabilities

Intangible assets and liabilities (in the case of below-market leases) generally consist of in-place leases, above-market leases, and below-market leases, which were recorded at the time of acquisition of certain properties. The value of in-place leases and tenant relationships are amortized to depreciation and amortization expense over the weighted-average remaining initial term of the lease (and expected renewal periods for tenant relationships), however, no amortization period for the intangible assets will exceed the remaining depreciable life of the building. Above- or below-market leases are amortized over the remaining life of the respective leases (plus fixed-rate renewal periods for below-market leases) as a decrease or increase to minimum rents, respectively.

The Company’s intangible assets and liabilities are comprised as follows (in thousands):

	Net Carrying Value at December 31,		Useful Lives	Amortization – For the Year Ended December 31,

	2018	2017		2018	2017	2016
In-place leases (1)	$ 1,868	$ 2,300	1-28 yrs	$ 431	$ 442	$ 447
Above-market leases	117	191	2-15 yrs	75	75	75
	$ 1,985	$ 2,491

(1)  Includes value allocated to in-place leases and tenant relationships

The estimated amortization expense pertaining to the Company’s finite-lived intangible assets for the subsequent five years ending December 31 is as follows (in thousands):

2019	$ 506
2020	363
2021	163
2022	163
2023	163

In the event that a tenant terminates its lease, the respective unamortized portion of the related intangible value is written off as an adjustment to revenue or expense, as appropriate.

Revenue Recognition

The Company elected to early adopt the accounting guidance for revenue from contracts with customers (“Topic 606”) on January 1, 2018 using the modified retrospective approach.  The guidance applies to contracts that are not completed as of the date of initial application.  Most significantly, for the real estate industry, leasing transactions are not within the scope of the new standard.  A majority of the Company’s tenant-related revenue is recognized pursuant to lease agreements and is governed by the leasing guidance as noted below.  The following disclosure relates to the Company’s revenue recognition policies:

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

Rental Revenue - Minimum rents from tenants are recognized monthly based upon the total term of the lease, using the straight-line method.  Percentage and overage rents are recognized after the reported tenant sales have exceeded the applicable sales breakpoint.

Recoveries from tenants - Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon provisions of tenant leases.

Lease Termination Income - Lease termination fees are recognized upon the effective termination of a tenant’s lease when the Company has no further obligation under the lease.

Ancillary and other income - Ancillary and other property-related income, primarily composed of leasing vacant space to temporary tenants and kiosk income, is recognized in the period earned.

Income Taxes

No provision has been made in the accompanying consolidated financial statements for any federal income taxes since each item of income, gain, loss, deduction or credit is reportable by the Members in their respective income tax returns.  The statutes of limitations for income tax returns remain open for the years 2015 through 2018.  The Company had no uncertain tax positions at December 31, 2018 and 2017.  The Tax Cuts and Jobs Act was enacted on December 22, 2017.  Given the pass-through nature of the Company, the consolidated financial statements were not impacted by such changes in tax laws.

Interest

Interest paid aggregated $2.7 million, $2.8 million, and $3.0 million for years ended December 31, 2018, 2017 and 2016, respectively.

Disposition of Real Estate

Sales of nonfinancial assets, such as real estate, are recognized when control of the asset transfers to the buyer, which will occur when the buyer has the ability to direct the use of, or obtain substantially all of the remaining benefits from, the asset.  This generally occurs when the transaction closes and consideration is exchanged for control of the asset.  A discontinued operation includes only the disposal of a component of an entity and represents a strategic shift that has (or will have) a major effect on an entity’s financial results.

During the year ended December 31, 2016 the Company sold eleven properties.  These asset sales have not been classified as discontinued operations in the financial statements, as these sales did not represent a strategic shift in the Company’s business plan.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

New Accounting Standards Adopted

Revenue Recognition

On January 1, 2018, the Company elected to early adopt the new accounting guidance for Revenue from Contracts with Customers (“Topic 606”) using the modified retrospective approach.  The objective of ASU No. 2014-09 is to establish a single comprehensive five-step model for entities to use in accounting for revenue arising from contracts with customers that will supersede most of the existing revenue recognition guidance, including industry-specific guidance.  The guidance has been applied to contracts that were not completed as of the date of the initial application.  The core principle of this standard is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  Most significantly for the real estate industry, leasing transactions are not within the scope of the new standard.  A majority of the Company’s tenant-related revenue is recognized pursuant to lease agreements and will be governed by the leasing guidance (Topic 842) and there are no material revenue streams within the scope of Topic 606.  The adoption of this standard did not have a material impact to the Company’s consolidated financial statements at adoption and for the year ended December 31, 2018.

Real Estate Sales

On January 1, 2018, the Company elected to early adopt the new accounting guidance for Accounting Standards Update (“ASU”) 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (“Topic 610”), which eliminated guidance specific to real estate sales in ASC 360-20.  Topic 610 provides that sales of nonfinancial assets, such as real estate, are to be recognized when control of the asset transfers to the buyer, which will occur when the buyer has the ability to direct the use of, or obtain substantially all of the remaining benefits from, the asset.  This generally occurs when the transaction closes and consideration is exchanged for control of the asset.  The Company adopted Topic 610 using the modified retrospective approach for contracts that are not completed as of the date of initial application.  The adoption of this standard did not have a material impact to the Company’s consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

New Accounting Standards to be Adopted

Accounting for Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842).  The amendments in this update govern a number of areas including, but not limited to, accounting for leases, replacing the existing guidance in ASC No. 840, Leases.  Under this standard, among other changes in practice, a lessee’s rights and obligations under most leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet.  Other significant provisions of this standard include (i) defining the “lease term” to include the non-cancelable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheet to contemplate only those variable lease payments that depend on an index or that are in substance “fixed,” (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset’s economic benefits and (iv) a requirement to bifurcate certain lease and non-lease components.  The lease standard is effective for fiscal years beginning after December 15, 2019 (including interim periods within those fiscal years), with early adoption permitted.  The Company will early adopt the standard using the modified retrospective approach by applying the transition provisions at the beginning of the period of adoption for financial statements issued after January 1, 2019.

Several practical expedients are available for the Company to elect upon adoption of Topic 842.  The first is a package of practical expedients (“the Package”) which includes (i) not reassessing whether any expired or existing contracts are or contain a lease (ii) not reassessing lease classification for any expired or existing leases and (iii) not reassessing initial direct costs for any existing leases.  The Package must be elected as a group and must be applied to all leases (whether lessee or lessor).  The Company will elect to adopt the Package for existing leases that commenced prior to the effective date.  Additionally, the Company will elect the land easement practical expedient in which the Company is not required to assess whether existing or expired land easements are or contain a lease.  Lessors may adopt the practical expedients by class of underlying assets, provided certain criteria are met, to avoid separating the non-lease components from the lease component of certain contracts.  The Company is planning to elect the practical expedient which would allow the Company the ability to account for the combined component based on its predominant characteristics.  The Company will make the short-term lease exception accounting policy election.  The Company will not adopt the practical expedient to use hindsight in determining the lease term.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

The Company is in the process of evaluating the impact that the adoption of ASU No. 2016-02 will have on its consolidated financial statements and disclosures.  The Company has identified several areas within its accounting policies that will be impacted by the new standard.  Currently the Company includes real estate taxes paid by a lessee directly to a third party in recoveries from tenants and real estate tax expense, on a gross basis.  Upon adoption of the standard the Company will no longer record these amounts in revenue or expense as the standard precludes the Company from recording payments made directly by the lessee.  As the Company will be adopting the practical expedient with regards to not separating lease and non-lease components, where applicable, this will require the Company to record, on a straight-line basis, fixed common area maintenance revenues.  Lastly, this standard impacts the lessor’s ability to capitalize initial direct costs related to the leasing.  However, this change regarding capitalization will not have a material impact on its consolidated financial statements.

Accounting for Credit Losses

In June 2016, the FASB issued an amendment of credit losses on the financial assets held by a reporting entity at each reporting date.  The guidance required the use of a new current expected credit loss (“CECL”) model in estimating allowance for doubtful accounts with respect to accounts receivable and straight-line rents.  The CECL model required that the Company estimate its lifetime expected credit loss with respect to these receivables and record allowances that, when deducted from the balance of the receivables, represent the estimated amounts expected to be collected.  This guidance is effective for fiscal years and interim reporting periods within those fiscal years, beginning after December 15, 2020.  In July 2018, the FASB proposed an amendment to ASU 2016-13, Financial Instruments-Credit Losses to clarify that operating lease receivables recorded by lessors are explicitly excluded from the scope of the ASU.  The Company is in the process of evaluating the impact of this guidance.

3. Accounts Receivable

Accounts receivable, other than straight-line rents receivable, are expected to be collected within one year and are net of estimated unrecoverable amounts of $54,573 and $92,115 as of December 31, 2018 and 2017, respectively.  At December 31, 2018 and 2017, straight-line rents receivable, net of a provision for uncollectible amounts of $32,322 and $34,539, respectively, aggregated $614,119 and $656,238, respectively.  The Company analyzes accounts receivable, tenant credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

4. Mortgages Payable

In April 2018, the Company obtained financing for six properties that were previously collateralized in its Pool One and Pool Two mortgages payable (see Pool Three below).  USRIF amended the mortgages payable agreements for the remaining properties in Pool One and Pool Two.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

Pool One

The Company has non-recourse allocated mortgages payable with USRIF that are cross-collateralized and cross defaulted.  In April 2018, the Company amended the Pool One mortgages payable agreement to extend the maturity date of the mortgages payable to October 31, 2019.  No debt extinguishment costs were incurred with the amendment as the loan costs associated with the mortgages payable were fully amortized.  Pool One is collateralized by five properties that had a net carrying value of $26.8 million and by seven properties that had a net carrying value of $46.3 million at December 31, 2018 and 2017, respectively.  Pool One requires principal and interest payments aggregating $104,547 monthly.

Pool Two

The Company has non-recourse allocated mortgages payable with USRIF that are cross-collateralized and cross defaulted.  In April 2018, the Company amended the Pool Two mortgages payable agreement to extend the maturity date of the mortgages payable to October 31, 2019.  No debt extinguishment costs were incurred with the amendment as the loan costs associated with the mortgages payable were fully amortized.  Pool Two is collateralized by one property that had a net carrying value of $5.1 million and by five properties that had a net carrying value of $47.3 million at December 31, 2018 and 2017, respectively.  Pool Two requires principal and interest payments aggregating $20,914 monthly.

Pool Three

In April 2018, the Company entered into non-recourse allocated mortgages payable that are cross-collateralized and cross defaulted.  Mortgages payable in the amount of $37.0 million were repaid in conjunction with the new financing.  No debt extinguishment costs were incurred with the repayment of the mortgages payable as the loan costs associated were fully amortized. Pool Three is collateralized by six properties that had a net carrying value of $57.5 million at December 31, 2018.  Pool Three requires principal and interest payments aggregating $196,906 monthly.

There are no covenants associated with the mortgages payable.  The terms of the Company’s outstanding mortgages payable at December 31, 2018 and 2017 are as follows (in thousands):

	Fixed Interest Rate	Maturity Date
			2018	2017
Pool One	4.74%	10/31/2019	$ 17,828	$ 28,123
Pool Two	4.65%	10/31/2019	3,646	31,039
Pool Three	3.93%	5/1/2028	41,104	—
			$ 62,578	$ 59,162
Less: Deferred financing costs, net of accumulated amortization of $83 in 2018 and $3 in 2017
			986	14
			$ 61,592	$ 59,148

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

As of December 31, 2018, the required future principal payments on the Company’s mortgages payable over the next five years are as follows (in thousands):

Year	Principal Payments
2019	$22,235
2020	792
2021	823
2022	856
2023	890
Thereafter	36,982
$62,578

The Company's Pool One and Pool Two mortgages payable mature on October 31, 2019.  As of the date of issuance of the consolidated financial statements, the Company currently does not have any binding commitments from lenders to refinance these mortgage obligations nor sufficient cash on hand to repay the mortgages at maturity; however, management's intent is to extend the term of the mortgage with the existing lender, who also owns 80% of the Company, refinance with a third-party lender or to find alternative sources of capital.

5. Transactions with Related Parties

Pool One and Pool Two of mortgages payable outstanding at December 31, 2018 and 2017 are outstanding with USRIF.

The following table presents related party fees earned and billed to the Company for the years ended December 31, 2018, 2017 and 2016 (in thousands):

		For the Year Ended December 31,
Fees earned	Related Party	2018	2017	2016
Asset management fees (1)	SITE	$ 222	$ 222	$ 231
Management fees (2)	SITE	686	680	683
Maintenance service fees (5)	SITE	140	120	119
Construction management fees (3)	SITE	28	42	27
Legal and tax preparation fees (6)	SITE	74	61	93
Insurance premiums (4),(5)	SITE	296	285	305
(1)	Asset management fees are based on a percentage of the gross asset value for each property, as defined in the management agreement.
(2)	Management fees are based on a percentage of cash receipts for each property, as defined in the management agreement.
(3)	Construction management fees are equal to the total cost of construction on a project multiplied by a percentage depending on the total cost of work, as defined in the management agreement.
(4)

In accordance with the management agreement, SITE arranges for insurance coverage from insurers authorized to do business in the United States, which provide liability and property coverage.  The Company remitted to SITE insurance premiums associated with these insurance policies.

(5)	Recorded in Operating and maintenance expenses on the consolidated statements of operations.
(6)	Recorded in General and administrative expenses on the consolidated statements of operations.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

Related Party Payables

As of December 31, 2018 and 2017, the Company had related party payables of $126,991 and $120,668, respectively.  The amounts are included within accounts payable and other accrued liabilities, net on the consolidated balance sheets and represents amounts owed to SITE for the services and fees discussed above incurred pursuant to the property management and other service agreements

6. Commitments and Contingencies

Leases

Shopping center space is leased to tenants pursuant to agreements which provide for terms ranging generally from one to 10 years and, in some cases, for annual rentals which are subject to adjustments based on operating expense levels, sales volume, or contractual increases as defined in the lease agreements.

The scheduled future minimum rents from rental property under the terms of all non-cancelable tenant leases, assuming no new or renegotiated leases or option extensions for such premises, for the five years ending December 31, and thereafter, are as follows (in thousands):

Year	Minimum Rental Revenues
2019	$10,883
2020	9,378
2021	7,687
2022	6,471
2023	5,261
Thereafter	7,643
$47,323

Legal Matters

The Company and its subsidiaries are subject to various legal proceedings, which, taken together, are not expected to have a material adverse effect on the Company.  The Company is also subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by insurance.  While the resolution of all matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company’s liquidity, financial position or results of operations.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

7. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company pursuant to the provisions of Fair Value Measurements in estimating fair value disclosures of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued liabilities, net:

The carrying amounts reported in the consolidated balance sheets for these financial instruments approximated fair value because of their short-term maturities.  The carrying amount of straight-line rents receivable does not materially differ from its fair value.

Debt:

The carrying amount in the consolidated balance sheets for mortgages payable is $62.6 million and $59.2 million at December 31, 2018 and 2017, respectively.  Using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality, and risk profile, the Company has determined the fair value of its debt to be $60.7 million and $59.3 million at December 31, 2018 and 2017, respectively.

8. Impairment Charge

Pursuant to the provisions of ASC No. 360, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company recorded an impairment charge related to one property for $2.2 million for the year ended December 31, 2017.  The impairment charge was triggered primarily by a change in the holding period assumptions for the property.

Measurement of Fair Value

The Company is required to assess the fair value of impaired assets.  The valuation of impaired real estate assets is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows, the income capitalization approach considering prevailing market capitalization rates, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties.  In general, the Company considers multiple valuation techniques when measuring the fair value.  However, in certain circumstances, a single valuation technique may be appropriate.

Fair Value Hierarchy

The standard Fair Value Measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs).  In accordance with the standard, Fair Value Measurements, the following summarizes the fair value hierarchy:

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016 (Information for the Years Ended December 31, 2018 and 2017 not Covered by Auditor’s Report)

•	Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•

Level 2 – Quoted price for identical assets and liabilities in markets that are inactive, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals, and

•	Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Items Measured at Fair Value on a Non-Recurring Basis

The valuation techniques utilized by the Company to assess long-lived assets held and used were determined to fall under level 3 of the fair value hierarchy for the year ended December 31, 2017, resulting in a fair market value of $2.6 million.

The following table presents quantitative information about the significant observable inputs used by the Company to determine the fair value of non-recurring items (in millions).

	Quantitative Information About Level 3 Fair Value Measurements
	Fair Value at December 31,				Range
Description	2018	2017	Valuation Technique	Unobservable Inputs	2018	2017
Impairment of long-lived assets	$—	$2.6	Income Capitalization Approach	Market Capitalization Rate	N/A	10.10%

9. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through the date of the Report of Independent Auditors, the date the Company’s financial statements were available to be issued.